UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Allin Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

019924 10 9

(CUSIP Number)

Copy to:

Bryan D. Rosenberger
William C. Kavan	Eckert Seamans Cherin & Mellott, LLC
117 Brixton Road	44th Floor, 600 Grant Street
Garden City, NY 11530	Pittsburgh, PA 15219
(516) 294-5379	(412) 566-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 019924 10 9

1.	Name of Reporting Person: William C. Kavan I.R.S. Identification No.:
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds: PF (where applicable)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 477,546 (1) 8. Shared Voting Power: - 0 - 9. Sole Dispositive Power: 477,546 (1) 10. Shared Dispositive Power: - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 477,546 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 6.5% (1)
14.	Type of Reporting Person: IN

(1)	See response to Item 5.

This statement amends Items 2, 4 and 5 the Schedule 13D of William C. Kavan (the “Reporting Person”) dated December 31, 1998, as amended by Amendment No. 1 thereto dated December 29, 2000 (as so amended, the “Schedule 13D”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This statement reports various transactions and events that have occurred since January 11, 2001, the filing date of the last amendment to the Reporting Person’s Schedule 13D, that have affected the Reporting Person’s beneficial ownership of the Company’s Common Stock as follows:

(1) On December 29, 2001, pursuant to the terms of the Series G Preferred Stock, the conversion ratio of the Series G Preferred Stock became fixed such that the ten shares of Series G Preferred Stock owned by the Reporting Person became convertible into 285,714 shares of Common Stock.

(2) On April 15, 2002, the Reporting Person acquired indirect beneficial ownership of additional equity securities of the Company when The Churchill Group, LLC, a New York limited liability company, purchased in a private transaction with personal funds provided by the Reporting Person 41.67 shares of the Company’s Series F Convertible Preferred Stock (the “Series F Preferred Stock”) for $178.67 per share and 8,889 shares of Common Stock for $0.10 per share. The shares of Series F Preferred Stock held by The Churchill Group, LLC were convertible into an aggregate of 21,193 shares of Common Stock until May 31, 2004 when such conversion right expired pursuant to the terms of the Series F Preferred Stock. The Reporting Person owns 100% of the equity, and is the managing member, of The Churchill Group, LLC.

(3) On December 31, 2002, the Reporting person acquired in a private transaction as part of a settlement of a business dispute, 2,000 shares of the Company’s Series C Preferred Stock, which are not convertible into Common Stock.

(4) The Reporting Person owns 750 shares of Series D Preferred Stock which were convertible into an aggregate of 207,612 shares of Common Stock until August 13, 2003 when such conversion right expired pursuant to the terms of the Series D Preferred Stock.

(5) A warrant to purchase 176,470 shares of Common Stock acquired by the Reporting Person on August 13, 1998 expired by its own terms on August 13, 2003.

(6) Certain options to purchase shares of Common Stock have been granted to the Reporting Person and have become exercisable.

Current information as to the beneficial ownership of equity securities of the Company by the Reporting Person is set forth in Item 5.

Item 2. Identify and Background.

The Reporting Person’s current business address is 117 Brixton Road, Garden City, New York 11530. The Reporting Person’s principal occupation is as an investor and sole owner of The Churchill Group, LLC.

Item 4. Purpose of Transaction.

The Reporting Person has no present plans or proposals to change the Company’s business, corporate structure, capitalization, management or dividend policy. The Reporting Person is, however, a member of the Board of Directors of the Company, and, in such fiduciary capacity, may develop such plans or proposals.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

The Reporting Person, without the consent of the Company, may purchase additional shares of Common Stock in the open market or in private transactions at any time. The Reporting Person also has the right to convert the shares of Series G Preferred Stock he holds into shares of Common Stock and to exercise the warrant to purchase 57,143 share of Common Stock he acquired in 2000 (the “Warrant”). See Item 5.

Item 5. Interest in Securities of Issuer.

The number of shares Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on 6,967,339 shares of Common Stock outstanding as reported in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2004. The Company has informed the Reporting Person that there are 150 shares of Series G Preferred Stock issued and outstanding.

The ten shares of Series G Preferred Stock held by the Reporting Person are convertible into 285,714 shares of Common Stock and the Warrant is exercisable for 57,143 shares of Common Stock. There is no fixed expiration date for the conversion feature of the Series G Preferred Stock. However, the Company may redeem the Series G Preferred Stock at any time after December 29, 2005. If not exercised or terminated sooner, the Warrant will expire by its own terms on December 29, 2005.

The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 99,689 shares of Common Stock (including 8,889 shares of Common Stock held by The Churchill Group, LLC) representing approximately 1.4% of the shares of Common Stock outstanding. The holders of Series G Preferred Stock are entitled to 5,295 votes per share, and, generally, such holders will vote together with the holders of the Common Stock as a single class. Therefore, the 99,689 shares of Common Stock and the ten shares of Series G Preferred Stock beneficially owned by the Reporting Person represent approximately 2.0% of the combined voting power of Company’s outstanding voting capital stock.

The Reporting Person also holds options which are currently exercisable or exercisable within 60 days of the date of this report to purchase an aggregate of 35,000 shares of Common Stock, and, therefore, is deemed to beneficially own such shares, which, together with the 99,689 shares beneficially owned by the Reporting Person, represent approximately 1.9% of the shares of Common Stock outstanding assuming that the 35,000 shares of Common Stock issuable upon exercise of the options were currently issued and outstanding. The Reporting Person also holds options to purchase an additional 5,000 shares of Common Stock; however, such options are not currently exercisable or exercisable within 60 days of the date of this report. Such options will become exercisable on November 19, 2004.

If not exercised or terminated sooner, the options held by the Reporting Person are scheduled to expire as follows:

Number of Shares Covered by Option	Expiration Date of Option
5,000 Shares	November 3, 2004
5,000 Shares	November 10, 2005
5,000 Shares	November 11, 2006
10,000 Shares	November 10, 2007
5,000 Shares	February 7, 2009
5,000 Shares	January 6, 2010
5,000 Shares*	November 19, 2010

*	Vests and becomes exercisable on November 19, 2004.

The Reporting Person may also be deemed to beneficially own the 285,714 shares of Common Stock into which the ten shares of Series G Preferred Stock may be converted and the 57,143 shares of Common Stock for which the Warrant may be exercised. Therefore, the

Reporting Person may be deemed to beneficially own an aggregate of 477,546 shares of Common Stock representing approximately 6.5% of the shares of Common Stock outstanding, assuming that the 285,714 shares issuable upon conversion of the Series G Preferred Stock, the 57,143 issuable upon exercise of the Warrants and the 35,000 shares issuable upon exercise of the options described above were currently issued and outstanding.

The Reporting Person also beneficially owns 12,000 shares of the Company’s Series C Preferred Stock, 750 shares of the Company’s D Preferred Stock and, through The Churchill Group, LLC, 41.67 shares of the Company’s Series F Preferred Stock, none of which are convertible into Common Stock.

No transactions in Common Stock were effected during the past 60 days by the Reporting Person.

Signatures.

After reasonable inquiry `and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 7, 2004 Date	By:	/s/ William C. Kavan
William C. Kavan